HUNNY, INC.

Financial Statements

December 31, 2018

(With Independent Accountants' Review Report)

HUNNY, INC.

Table of Contents

December 31, 2018



Steven E. Price
Certified Public Accountant

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Management
Hunny, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of Hunny, Inc., which comprise the balance sheet as of December 31, 2018, and the related statements of profits and losses, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financials as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Steven E Price CPA PLLC

Deerfield Beach, Florida

March 4, 2019

Hunny, Inc
Balance Sheet
December 31, 2018

Assets

Current assets

Cash and cash equivalents	$	15,109
Total current assets		15,109
Total assets	$	15,109

Liabilities and stockholders' equity

Current liabilities

Accounts payable and accrued liabilities	$	345,548
Loan payable - stockholder, including accrued interest		142,194
Total current liabilities		487,742

Stockholders' equity

Common stock		-
Additional paid-in capital		50,100
Accumulated deficit		(522,733)
Total stockholders' equity		(472,633)
Total liabilities and stockholders' equity	$	15,109

See independent accountants' review report.

Hunny, Inc
Statement of Profit and Losses
For the Year Ended December 31, 2018

Revenues	$	-
Accounting		34,750
Advertising & Marketing		7,715
Advisory Fees		52,033
Ambassador Fee		57,500
Automobile Expesnes		164
Bank Charges & Fees		234
Consulting		1,250
Contractors		146,448
Filing Fees		1,905
Investor Fees		5,000
IT/Computer		8,850
Legal & Professional Services		119,000
Meals & Entertainment		9,983
Media Fee		26,000
Office Supplies & Software		161
Pitchdeck Expense		1,255
Shipping		214
Software development costs - planning		27,475
Travel		11,478
Video Services		8,302
Total Operating expenses		519,717
Profit (loss) from operations		(519,717)
Other income (expense)		
Interest expense		(3,016)
		(3,016)
Net loss	$	(522,733)

Hunny, Inc
Statement of Changes in Stockholders' Equity
December 31, 2018

	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE AT BEGINNING OF YEAR	$ -	$ -	$ -	$ -
Common stock issued	-	50,100	-	50,100
Net loss	-	-	(522,733)	(522,733)
BALANCE AT END OF YEAR	$ -	$ 50,100	$ (522,733)	$ (472,633)

See independent accountants' review report.

Hunny, Inc
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net loss	$ (522,733)
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Changes in operating assets-and-liabilities:	
Increase (Decrease) in:	
Accounts payable and accrued liabilities	345,548
Accrued interest expense	2,194
Net cash provided by	
(used in) operating activities	(174,991)
Cash flows from financing activities	
Borrowings from loan payable - stockholder	250,000
Repayments to loan payable - stockholder	(110,000)
Stockholder capital contributions	50,100
Net cash provided by	
(used in) financing activities	190,100
Increase in cash and cash equivalents	15,109
Cash and cash equivalents - beginning	-
Cash and cash equivalents - ending	$ 15,109
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 822

HUNNY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

Hunny, Inc. (the "Company") was incorporated pursuant to the laws of the State of Delaware on May 16, 2018. The Company is expected to provide online and phone-based application social media platform and related services. The Company has not commenced principal operations as of the date of these financial statements and is currently in progress developing its online presence and phone-based applications.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents - For purposes of the December 31, 2018 balance sheet and statement of cash flows for the year then ended, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes - We record provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred income tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We recognize the deferred income tax effects of a change in tax rates in the period of the enactment.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. There are no uncertain tax positions currently considered.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. The Company has recorded a 100% valuation allowance against net deferred tax assets due to the uncertainty of their ultimate realization.

Revenue Recognition – Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflect the consideration we expect to be entitled to in exchange for those goods or services.

Use of Estimates in the Preparation of Financial Statements - Conformity with GAAP requires the use of estimates and judgments that affect the reported amounts in the financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. GAAP requires us to make estimates and judgments in several areas, including, but not limited to, those related to income taxes, loss contingencies, fair value of acquired intangible assets, fair value of financial instruments, useful lives of intangible assets and property and equipment, and revenue recognition. These estimates are based on management's knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments - The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and loans payable. The recorded value of these financial instruments approximates their fair value based on their short-term nature.

NOTE 3 – DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 4, 2019, the date the financial statements were available to be issued.

NOTE 4 – LOAN PAYABLE - STOCKHOLDER

On May 29, 2018, the Company entered into a $250,000 secured note payable with a related party, maturing on May 28, 2020, at 4.0% interest per annum with automatic payment terms upon the Company meeting certain capital raise amounts and monthly interest payments.

On June 28, 2018, the Company and its lender amended and restated the above secured note payable, maturing on December 31, 2018, at 4.0% interest per annum with automatic payment terms upon the Company meeting certain capital raise amounts, automatic payments based upon free operating cash flow as defined in the note, and monthly interest payments. In the event of default, which has not been cured, the interest rate will increase to 18.0% per annum.

NOTE 6 – ACCOUNTS PAYABLE – REALTED PARTY

The Company has incurred various operating expenses for services provided by related parties including accounting, advisory, ambassador, investor, and legal expenses totaling $327,585 for the year ended December 31, 2018. As of December 31, 2018, amounts included in accounts payable that are due to related parties total $258,548.

NOTE 7 – STOCKHOLDERS' EQUITY

On May 16, 2018, the Company's certificate of incorporation authorized the issuance of 100,000,000 common stock with a par value of $0.000001 per share. As of December 31, 2018, there were 10,117,500 shares of common stock issued and outstanding.

On February 5, 2019, the Company's amended and restated certificate of incorporation authorized the issuance of 95,000,000 of common voting stock, 5,000,000 of common non-voting stock, and 10,000,000 of preferred stock all with a par value of $0.000001 per share.